2001 Summary Annual Report



Staying the course...

Yesterday, Today and Tomorrow

2001 in Review

Inside

Letter to Shareholders	3
Technology	5
Safety, Health & Environment	6
Upstream	8
Downstream	16
Chemical	22
Coal, Minerals & Power	25
Community Investments	26
Financial Summary	28
Investor Information	Inside Back Cover

Note: The term *upstream* refers to the exploration, development, production and gas marketing segments of the business. *Downstream* refers to the refining and marketing of petroleum products such as motor fuel and lubricants.

Projections, targets, estimates and business plans in this report are forward-looking statements. Actual future results, including demand growth, efficiency gains, project dates and capacities, production rates and resource recoveries, could differ materially due to, for example, changes in market conditions affecting the oil and gas industry; the outcome of commercial negotiations; unforeseen technical difficulties; and other factors discussed under the caption "Factors Affecting Future Results" in Item 1 of ExxonMobil's most recent Form 10-K.

Highlights



Net income of $15.3 billion made ExxonMobil the most profitable U.S. company.



Downstream earnings set a record.

Upstream earnings were second-highest in history.

Safety performance was best ever.



ExxonMobil
Aviation

Annual dividend payments increased for 19th consecutive year.

A 2-for-1 stock split was declared.

Year-End Stock Price



Dollars per Common Share
50
40
30
20
10
0
99
00
01

Long-Term Returns



Thousands of Dollars
90
75
60
45
30
15
0
XOM
S&P 500
10 years
20 years
30 years

$1,000 invested over 10, 20 and 30 years, with dividends reinvested

Resource Base Up 27% in 10 Years



Billions of Oil-Equivalent Barrels
80
60
40
20
0
Total Resource Base
Proved Reserves
91
01

Dear Shareholder:

ExxonMobil has excelled in both good and difficult times because of its integrity, its strength, its emphasis on value and its long-term view of the business. These qualities served us well in 2001.

Your company turned in a strong performance last year, achieving earnings of $15.3 billion, the second-highest in our history. This made us once again the most profitable company in the United States. And we accomplished this as crude prices declined and the economy slowed.

Cash flow was $24 billion, and return on capital employed was 18 percent.

A 2-for-1 stock split was declared in May, and the annual dividend payment increased for the 19th consecutive year.

Protecting the health and well-being of our employees and contractors is one of our highest priorities. We are especially pleased that our safety performance continued to improve, as reflected in another record low in the number of injuries to employees and contractors.

We work equally hard to protect the environment. Our environmental record remains one of the best in the industry. Technology has played — and will continue to play — an important role in our environmental performance, in our improvements in product quality and in our production of cleaner fuels, as well as in resource development.

Our business is cyclical and we have no control over the prices of our basic products or the raw materials — crude oil and natural gas — used to make those products. For that reason, we must, as I have written in years past, concentrate on business fundamentals over which we do have influence and control.

These fundamentals are simple and straightforward.

Investment Strategy. We follow a disciplined approach to investing by ensuring that our projects are advantaged throughout the whole business cycle.

Advance Major Opportunities. We make large investments in high-quality opportunities that will position us for profitable growth.

Operational Excellence. We strive constantly to achieve the highest level of operational efficiency.

Technology. We develop and utilize industry-leading technology, which improves efficiency and product quality and lowers costs.

Ethics. We run our business observing the highest standards of ethical and honest behavior.

We believe that by following these basic principles, we can take full

Return on Capital Employed


Percent
25
20
15
10
5
0
99
00
01

ExxonMobil made an 18 percent return on investments such as oil and gas fields, plants and service stations.

Earnings


Billions of Dollars
20
15
10
5
0
99
00
01

Cash Operating Costs


Billions of Dollars
40
30
20
10
0
99
00
01

Adjusted for currency effects and energy

advantage of what we expect to be a very promising future for the petroleum and petrochemical businesses. We base this expectation on a careful examination of the world's energy needs.

If the world's economies are to grow, they need energy. Significant strides have been made in improving energy efficiency, and research continues into the viability of alternatives to fossil fuels. But for the foreseeable future, crude oil and natural gas will be the world's primary energy sources.

This presents a challenge to both our industry and our company. Recognizing that energy demand is expected to rise and that production of oil and gas will decline in established fields, we expect that the world must add some 80 million oil-equivalent barrels per day of new production by 2010. That means half the oil and gas supplies required less than 10 years from now are not yet on production. The cost of adding those barrels could exceed one trillion dollars, or more than $100 billion a year.

Private industry has proven to be the most efficient and effective vehicle for developing these energy supplies. As the industry moves into more and more physically inhospitable areas of the world, the investments required to find and produce those supplies will increase substantially. For that reason, running a profitable business is essential if companies are to have the funds necessary to participate in the large, capital-intensive projects of the future.

To be sure, the responsibility for achieving profitability rests with the companies themselves. But it is also affected to a significant degree by government actions and other external factors.

That's why it's essential that governments develop energy policies based on a realistic evaluation of alternatives. Sound science and an efficient market, not government mandates, are the most effective means of ensuring adequate energy supplies.

I believe the fundamentals by which we operate will continue to make us the world's premier petroleum and petrochemical company. Our business associates, suppliers, contractors and customers have my thanks for being an important part of this effort.

I especially want to express my appreciation to the thousands of ExxonMobil employees around the world who, day in, day out, put their talents to work to make this the successful company it is.



Lee R. Raymond
CEO and Chairman



Our technology leads the way

A promising future awaits energy companies capable of meeting the growing technological demands of the energy business. Because ExxonMobil is industry's technology leader, we're confident our future will be both exciting and rewarding.

With an annual research and development budget of $600 million, we excel at developing our own ideas and putting them to work quickly.

Partner of choice

Not only is ExxonMobil researching tomorrow's breakthrough technologies today, but we already have next-generation technologies to find, produce and transport oil and gas to market at the lowest cost. These strengths make us a partner of choice for host governments and others seeking help in developing their energy resources.

With our newly developed *Stellar* 3D basin-modeling capabilities, we are stronger than ever in selecting the best places to look for oil and gas. In addition, our proprietary visualization technologies help us select the best opportunities and improve well planning.

ExxonMobil has unparalleled abilities to model the physical processes operating within oil and gas reservoirs. We can model reservoir performance 30 years and more into the future to achieve the greatest recovery for the lowest cost over the production life of a field.

We also know how to commercialize gas found in areas far from world markets. In a joint project with RasGas in Qatar, we're building the industry's largest lowest-unit-cost liquefied natural gas (LNG) facility. And we are ready to move into commercial ventures with our proprietary gas-to-liquids technology.

Products the world wants

ExxonMobil also has the leading-edge technology to economically produce the safe, environmentally sound and higher-quality petroleum products the world increasingly demands.

We lead in using "molecular fingerprinting" to better match crude oils with refineries on a global basis. This boosts both fuels-refining profitability and lubricant quality.

Industry use of our proprietary *SCANfining* technology for removing sulfur from gasoline continues to grow. And we're using cutting-edge technology in our existing facilities to meet lower-sulfur diesel fuel requirements in North America, Europe and Japan while minimizing investment costs.

Our advanced "designer" catalyst technologies continue to give consumers more choices through the precise control of molecules in plastics. Manufacturers can now make a wider range of plastic products, from puncture-resistant food packaging to impact-resistant car bumpers, at lower cost.





ExxonMobil's technology leadership is largely about managing hydrocarbon molecules: from finding and simulating oil and gas flow in a field to maximize production at the lowest cost, to selecting the most profitable crude oils for our refineries, to making the catalysts that yield higher-quality gasolines and other petroleum and petrochemical products.

A continuing priority

Energy and chemicals are essential to economic growth. Their production and consumption need not conflict with protecting the health and safety of people and with safeguarding the environment. Our goal is to drive injuries, illnesses, operational incidents and releases to as close to zero as possible.

Our principal tool for achieving high levels of performance is the Operations Integrity Management System (OIMS). OIMS is a comprehensive framework that establishes common worldwide expectations for controlling the risks inherent in our business. It gives our management and workforce the means and the motivation to operate safely and reliably. OIMS requires each unit to assess its performance annually. In addition, experienced employee teams from outside a particular unit are periodically brought in to evaluate performance. During 2001, we assessed roughly one-third of our operating units with outside teams.

Ongoing health studies of our workforce have shown that ExxonMobil employees are healthier than expected, based on American population standards. These studies, which have been conducted for many years and are published in scientific journals, are part of how we assess our performance in providing a safe and healthy work environment. The results are one indication that our management systems are effective in identifying and controlling potential workplace hazards.

Our management system is also effective in addressing environmental issues. In 2001, the Lloyd's Register for Quality Assurance, Ltd. (LRQA), attested that OIMS meets the intent and requirements of ISO 14001, an internationally recognized standard for environmental management. In addition, LRQA stated that "we further believe ExxonMobil to be among the industry leaders in the extent to which environmental management considerations have been integrated into its ongoing business processes."

SH&E performance

We achieved another year of solid safety improvement, continuing our pace-setting performance in the industry. Lost time and total recordable incident rates for employees and contractors reached record low levels.

Oil and chemical spills, air emissions, water discharges and waste disposal are tracked at each of our facilities. We track marine vessel spills closely. In 2001, we had fewer marine spills than in past years and accidentally released less than one cup for every million gallons of crude oil and products transported.

Improvements and milestones

We are taking important steps to maintain and improve our level of SH&E performance:

❑ Many operations are applying behavior-based safety programs to help reduce injuries. These programs include work observations to help make safe behavior a habit and to address the factors that cause unsafe behavior.

❑ Together with the International Petroleum Industry Environmental Conservation Association, ExxonMobil is leading the initiative to phase out leaded gasoline in sub-Saharan Africa.

❑ We are applying new technology and techniques to help reduce flaring. For example, at the Scottish gas facility, which supports North Sea production, we installed equipment that recovers salable gas and reduces flaring by 90 percent.

❑ The Exploration Company's Geophysical Operations group completed six years and 15 million project-hours without an employee or contractor lost-time incident.

❑ Imperial Oil's Polymer Technology Center achieved 35 years without a recordable injury.

❑ Our international marine shipping subsidiary won the British Safety Council's Sword of Honour for its world-class safety system and integration of best practices throughout the organization.

❑ In Chad, we focused on sustainable community health through partnerships with the national government, local health providers and health-related relief agencies.

❑ The ExxonMobil Foundation announced grants of $1 million to the Harvard Malaria Initiative and $300 thousand to the Medicines for Malaria Venture



Baton Rouge environmental coordinators Bruce Barbre and Dave Fellows helped develop corporate guidelines for long-range environmental planning.


ExxonMobil

❏ In the United States, our refineries voluntarily reduced emissions of government-categorized toxic compounds by 23 percent during 2000 (the latest year for which data is available). These emissions are now only 34 percent of the 1988 baseline.

Using science and technology

Research and development, and the commercial technology they generate, help improve our safety, health and environmental performance.

❏ A significant portion of our environmental research addresses new ways to remove nitrogen compounds from air and water emissions.

❏ Through participation in an industry consortium and in mutual development with Honeywell, we improved procedures to better manage alarms at our operations control centers.

❏ We successfully demonstrated our *SCANfining* technology, which selectively removes sulfur from catalytically cracked naphtha while minimizing octane loss. *SCANfining* uses a proprietary catalyst jointly developed with Akzo Nobel.

Addressing climate change risk

ExxonMobil recognizes that the risk of climate change and its potential impacts on society and ecosystems may prove to be significant. While studies must continue to better understand these risks and possible consequences, we will continue to take tangible actions and work with others to develop effective long-term solutions that minimize the risk of climate change from energy use without unacceptable social and economic damage.

Lost-Time Injuries and Illnesses


Incidents per 200,000 Work Hours
ExxonMobil Employees
ExxonMobil Contractors
.8
.7
.6
.5
.4
.3
.2
.1
0
American Petroleum Institute*
94
95
96
97
98
99
00
01

*Employee safety data from participating API companies

Increasing energy efficiency

Our actions include systematic implementation of steps to improve energy efficiency and reduce emissions. From 1973 to 1998, we were able to improve energy use at our refineries and chemical plants by more than 35 percent. In 1998, to ensure continued progress in this regard, we instituted our Global Energy Management System (G-EMS). From this effort, we expect to improve our energy efficiency by another 15 percent over the next several years. Related additional benefits include lower emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and other gases. A key to our performance gains have been investments in cogeneration facilities that now account for over 40 percent of our power-generating capacity with significantly reduced emissions of up to 50 percent in some cases. These energy savings are equivalent to about one-fourth the electricity generated by all wind and solar power facilities worldwide in 2000.

Research in new technologies

Also, we participate in research and development on a range of innovative technologies related to our business operations and to use of our products by customers. Our collaborations with General Motors and Toyota aim to enable the development of commercially viable fuel cell vehicles with the potential to make a dramatic reduction in global greenhouse emissions from transportation.


ExxonMobil

Upstream (Exploration & Production)

Quality portfolio and leading-edge technology yield strong earnings despite lower crude prices

Earnings	**$10.4 billion**
Return on average capital employed	**27.5 percent**
Capital and exploration expenditures	**$8.8 billion**
Liquids production (barrels/day)	**2.5 million**
Natural gas production available for sale (cu. ft./day)	**10.3 billion**
New resource additions (oil-equivalent)	**2.5 billion barrels**
Proved reserves additions (oil-equivalent)	**1.8 billion barrels**
Finding and development costs (Five-year average per oil-equivalent barrel)	**$4.16**

ExxonMobil's world-class petroleum portfolio consists of 72 billion oil-equivalent barrels of oil and gas resources and activities in some 40 countries.

At the core of this portfolio are large, highly profitable oil and gas operations in established areas, including North America, Europe, Asia Pacific and West Africa. These areas have significant near-term potential as new opportunities are developed using existing infrastructure.

ExxonMobil also holds a strong position in the deep waters of West Africa and the Gulf of



ExxonMobil has upstream activities on every continent except Antarctica.
Exploration and/or Production
Major Oil & Gas Resource Additions
Acreage Additions/Agreements

The term *resource* as well as terms such as *resource base, recoverable hydrocarbons* and *recoverable oil* used in this report include discovered quantities of oil and gas that are not yet classified as proved reserves but that we believe will likely be developed in the future.

Proved reserve figures in this report include proved reserves from Syncrude tar sands operations in Canada, which are treated as mining operations in our Securities and Exchange Commission reports.

Strategies

- Maximize profitability of existing oil and gas production
- Identify and pursue all attractive exploration opportunities
- Invest in projects that deliver superior returns
- Capitalize on growing natural gas markets

Earnings and Return on Capital Employed



Earnings
Billions of Dollars
Return
Percent
12
10
8
6
4
2
0
36
30
24
18
12
6
0
Earnings
Return
99
00
01

Mexico and in the Caspian region, Eastern Canada and the Middle East.

Our upstream activities are enhanced by ExxonMobil's investment in industry-leading technology, which allows us to maximize resource value while maintaining profitability, even during periods of low prices.

2001 Results

As a result of declining crude prices throughout much of the year, Upstream earnings of $10.4 billion were down from 2000's record level.

Capital and exploration spending of $8.8 billion grew by $1.9 billion as spending began on several projects and work programs were increased in established areas.

Ten major new projects were brought onstream with targeted gross daily peak production of more than 500 thousand barrels of liquids (average ExxonMobil interest, 25 percent) and one billion cubic feet of gas (average ExxonMobil interest, 46 percent).

Additions to proved reserves totaled 1.8 billion oil-equivalent barrels, which replaced 111 percent of reserves produced (excluding asset sales).

The exploration program added 2.5 billion oil-equivalent barrels to our resource base at a finding cost of 66 cents per barrel. Kazakhstan, Bolivia, Indonesia, Nigeria, Angola, Equatorial Guinea and Australia provided key resource additions.



Global Portfolio


Major Operations in Three Key Areas
North America
Asia Pacific
Europe/Africa
Earnings
Production
Reserves
0
20
40
60
80
100

Proved Reserves Replacement


Percent
125
100
75
50
25
0
99
00
01

New Resource Additions


1997-2001
Europe
Africa
North America
Asia Pacific
Other

Upstream (Exploration & Production)


ExxonMobil
ExxonMobil
ExxonMobil

The Portfolio

North America

ExxonMobil has the largest portfolio of proved reserves and production in North America.

Daily hydrocarbon production totaled more than 1 million barrels of liquids and 3.6 billion cubic feet of gas (ExxonMobil net interest). On an oil-equivalent basis, this represented 38 percent of our worldwide production.

Drilling activity in and around existing oil and gas fields in the United States increased substantially during 2001. The number of operated drilling rigs was up 50 percent. Well completions were up 23 percent.

In the Gulf of Mexico, production began ahead of schedule from the Nile and the ExxonMobil-operated Mica fields (ExxonMobil interest, 50 percent in each field).

The Madison and Marshall discoveries (ExxonMobil interest, 100 percent) were tied back to the ExxonMobil-operated Hoover-Diana facilities, and Marshall was brought on production ahead of schedule.

Appraisal drilling and development planning continued on the Thunder Horse (formerly Crazy Horse) discovery (ExxonMobil interest, 25 percent), the largest discovery to date in the deepwater Gulf of Mexico.

Near Thunder Horse, drilling was completed at the ExxonMobil-operated Hawkes



From left: Art Romero, Jr., Gopal Mohapatra, Aram Derewetzky, Ozella Terrell and John Hanes discuss Gulf of Mexico prospects in a reconfigured Houston work area designed to improve communication and efficiency.



Plant Lead Jason Bugera and Safety, Health and Environment Administrator Tara Alexander confer about operations at the Sable Gas Plant in Goldboro, Nova Scotia. The plant provides natural gas to markets in Eastern Canada and the northeastern United States.

(ExxonMobil interest, 100 percent) and Timber Wolf (ExxonMobil interest, 89 percent) prospects. Further work is planned in the area.

ExxonMobil acquired interests in 43 deep-water and 16 shallow-water leases, strengthening our position in the high-potential areas of the Gulf of Mexico.

In Alaska, development of satellite opportunities near the Prudhoe Bay field continued with start-up of the Borealis field (ExxonMobil interest, 37 percent).

ExxonMobil continues to evaluate a pipeline project to transport natural gas from the Alaskan North Slope to Western Canada and the United States.

ExxonMobil is the largest crude oil producer in Canada and holds a leading resource position through its wholly owned affiliate, ExxonMobil Canada Limited, and its majority-owned affiliate, Imperial Oil Limited (ExxonMobil interest, 69.6 percent).

In Western Canada, ExxonMobil continued its gas development drilling program, which offsets natural production decline.

Expansion continued at the Cold Lake cyclic-steam oil sands operation (Imperial Oil interest, 100 percent), where construction of the next three phases of development is under way.

Funding was approved for the next stage of development of the Syncrude project (Imperial Oil interest, 25 percent), a tar sands mining and crude oil upgrading operation.

In Northwestern Canada, the Mackenzie Delta Producers Group, led by Imperial Oil and the Mackenzie Valley Aboriginal Pipeline Corporation, signed a memorandum of understanding to help advance development of a Mackenzie Valley gas pipeline.

In Eastern Canada, ExxonMobil assumed operatorship of the Sable Offshore Energy project. Gas production from Tier I of the Sable project (ExxonMobil interest, 51 percent; Imperial Oil interest, 9 percent) increased to over 550 million cubic feet per day (gross).

Offshore Newfoundland, performance initiatives at the Hibernia field (ExxonMobil interest, 33 percent) lifted production to 170 thousand barrels of oil per day (gross) by year-end.

South America

In Venezuela, crude upgrading facilities were completed for the ExxonMobil-operated Cerro Negro Heavy Oil project (ExxonMobil interest, 42 percent). At year-end, the project was producing 120 thousand barrels per day (gross) of extra-heavy crude oil.

ExxonMobil's net natural gas production in northwest Argentina is about 110 million cubic feet per day from the Sierra Chata and Aguarague fields (ExxonMobil interest, 51 percent and 23 percent, respectively).

Additional appraisal and commercialization activities are planned for the large Itau gas discovery (ExxonMobil interest, 34 percent) in southern Bolivia.

Heavy oil was discovered on Brazil Block BC-10 (ExxonMobil interest, 30 percent). Evaluation studies are under way.

Europe

ExxonMobil has a diverse portfolio of profitable oil and gas resources in Europe and is currently the largest net producer of hydrocarbons in the region. Daily net production totaled more than 650 thousand barrels of liquids and 4.6 billion cubic feet of gas, representing 33 percent of ExxonMobil's worldwide production in 2001.

The company built on its high-quality asset base in the North Sea, taking advantage of existing infrastructure to develop smaller resources in this mature area.



Five platforms (shown here under construction) were installed for the Satellite Fields project associated with the Angsi development off Malaysia. The satellite platforms will make it economic to develop smaller oil and gas fields.

In the Norwegian North Sea, production began from the ExxonMobil-operated Ringhorne project (ExxonMobil interest, 100 percent). Production also started up at Snorre B (ExxonMobil interest, 11 percent).

In the United Kingdom sector of the North Sea, the ExxonMobil-operated Skene field (ExxonMobil interest, 38 percent) began production, as did the Brigantine, Kestrel and Elgin/Franklin fields (ExxonMobil interest, 50, 50 and 4 percent, respectively).

Africa

In Nigeria, ExxonMobil produces 249 thousand (net) barrels of liquids daily in the shallow waters of the Niger Delta. The pace of drilling in and around existing fields was increased to take advantage of our large portfolio of opportunities and to build production capacity.

The ExxonMobil-operated Yoho project (ExxonMobil interest, 40 percent) will use a temporary Floating Production, Storage and Offloading (FPSO) facility as an Early Production System. This approach should lead to initial production in 2002, almost two years ahead of full-field start-up.

In the Nigerian deepwater, construction has started on the Bonga (ExxonMobil interest, 20 percent) FPSO vessel, which is designed to produce gross volumes of 200 thousand barrels of oil per day.

A major oil discovery, Bonga Southwest, (ExxonMobil interest, 20 percent) was made on Oil Mining Lease 118.

Engineering, procurement and construction contracting activities are progressing for the ExxonMobil-operated Erha project on Block 209 (ExxonMobil interest, 56 percent).

In Equatorial Guinea, ExxonMobil's net production increased to 89 thousand barrels of oil per day as a result of our highly successful development drilling program in the Jade area of the Zafiro field (ExxonMobil interest, 71 percent).

Employees, friends and family enjoy a get-together at the modern, comfortable ExxonMobil residential facility in Angola.



Offshore Angola, deepwater production started up at the Girassol field in Block 17 (ExxonMobil interest, 20 percent).

Construction has started on the ExxonMobil-operated Kizomba A project, the first of several development projects planned for Angola Block 15 (ExxonMobil interest, 40 percent). Kizomba A will develop about one billion barrels (gross) from the Hungo and Chocalho fields.

Kizomba B will follow Kizomba A and is expected to develop more than one billion barrels of oil (gross) from the Kissanje and Dikanza fields.

Kizomba C, which is expected to develop additional resources on Block 15, is currently in the planning stages. An Early Production System is planned for the Xikomba discovery on Block 15.

Twelve discoveries have been made on Block 15, with an exploration drilling success rate of 86 percent.

In Chad, the ExxonMobil-operated one-billion-barrel Chad-Doba project (ExxonMobil interest, 40 percent) is on schedule. Construction is under way and start-up is expected in 2004.

Asia Pacific

ExxonMobil is the largest oil producer in Malaysia, with gross operated daily production of 260 thousand barrels, and is the largest supplier of natural gas to peninsular Malaysia.

First production from the Angsi integrated oil and gas development (ExxonMobil interest, 50 percent) and Satellite Fields development projects (ExxonMobil interest, 78 to 80 percent) was achieved ahead of schedule.

In Indonesia, gas production in Aceh Province was restored to pre-shutdown levels by year-end after onshore operations were temporarily interrupted because of civil unrest. In December, nine LNG cargoes were shipped from the Arun plant, returning LNG sales to normal levels.

Also in Indonesia, ExxonMobil announced a major oil discovery on the Cepu Block (ExxonMobil interest, 90 percent) onshore Java. The Banyu Urip discovery is estimated to contain more than 250 million barrels (gross) of recoverable oil.

On the Northwest Shelf of Australia, a large gas discovery was made at the Io prospect (ExxonMobil interest, 29 percent). In Australia's Gippsland Basin, the East Pilchard discovery (ExxonMobil interest, 48 percent) was made in a new play that should lead to additional opportunities.

Additional investments were made at the Longford plant, and development of the Bream field gas cap (ExxonMobil interest, 50 percent) was approved. These projects will position ExxonMobil to capture future growth in the Australian gas market.

Caspian Region

In Kazakhstan, gross daily production from the Tengiz field (ExxonMobil interest, 25 percent) increased to 295 thousand barrels of liquids per day.

Construction was completed on the Caspian Pipeline Project (ExxonMobil interest, 7.5 percent) for transporting Tengiz oil to the Russian port of Novorossiysk. The pipeline will reduce crude oil transportation costs and facilitate future expansions at Tengiz.

The second and third wells were drilled on the Kashagan structure, a world-class discovery (ExxonMobil interest, 14.3 percent) in the Kazakhstan sector of the Caspian Sea. These wells confirmed the presence of hydrocarbons over a large portion of this gigantic structure. Development planning is under way, and first oil is expected in 2005.

In Azerbaijan, gross production from the Megastructure fields (ExxonMobil interest, 8 percent) increased to 120 thousand barrels per day.

Russia

A Declaration of Commerciality was made for the ExxonMobil-operated Sakhalin I development (ExxonMobil interest, 30 percent). The initial phase of the Sakhalin project will develop one billion barrels of liquids from the Chayvo and Odoptu fields located offshore Sakhalin Island.



The Orlan concrete island drilling structure makes its way from Point Barrow, Alaska, to Russia's east coast, where it will help develop the Sakhalin project. The Orlan is a sea eagle commonly found in the Sakhalin area. In Russian, the name symbolizes strength, boldness and speed.

Middle East

In Qatar, construction began on a third LNG train, to be operated by RasGas (ExxonMobil interest, 28.5 percent). The train will further utilize gas from Qatar's giant North Field.

LNG from the third RasGas train will be sold to Petronet in India. Train 3 will be the world's largest single-train LNG processing plant when completed.

RasGas also concluded an LNG sales and purchase agreement with Edison of Italy that is expected to lead to construction of a fourth LNG train.

In Saudi Arabia, ExxonMobil was selected as the lead company and operator for two of three core ventures designed to implement the Kingdom's strategic gas initiatives.

Core Venture 1 (ExxonMobil interest, 35 percent) consists of gas exploration and development in the Northern Rub Al-Khali region.

Core Venture 2 (ExxonMobil interest, 60 percent) involves development of discovered gas resources and exploration in the Red Sea and northwest Saudi Arabia. The two ventures represent an estimated total industry investment of $20 billion. Negotiations continue on these projects.

Gas Marketing

ExxonMobil is the world's largest nongovernment marketer of equity natural gas. The company has access to substantial gas resources in both established gas fields and new gas projects, with proved reserves of 56 trillion cubic feet (TCF) and more than 185 TCF of discovered resources.

ExxonMobil has gas marketing operations on five continents and in more than 25 countries and participates in every major gas market in the world. The natural gas liquids organization was created to maximize the value of the company's gas liquids across all business lines.


LIVE

In North America, ExxonMobil is a leading marketer of equity gas and gas liquids.

Gas from the Sable project offshore Nova Scotia and from fields in the Gulf of Mexico will strengthen our competitive resource base and reinforce ExxonMobil's position as the preeminent North American producer and marketer of natural gas.

ExxonMobil is one of the largest marketers of equity gas in Europe. Opportunities are increasing for direct gas sales to customers across the continent. The company maintained a record level of sales in the United Kingdom.



A tanker takes on LNG in gas-rich Qatar. ExxonMobil has a growing presence in the country and in the LNG business.


ExxonMobil

LNG: a global leader

With global gas demand rising and the costs of producing and transporting LNG falling, LNG is expected to fill an increasingly important role in meeting global natural gas demand requirements in the years ahead.

ExxonMobil has joint ventures in Qatar and Indonesia, important supply sources for the Far East. In Qatar, our base business has been built on long-term sales agreements with customers in Korea and Japan.

We are expanding on this solid base with new long-term sales to customers in India and Italy and are pursuing other opportunities in the United States, Europe and Asia.

ExxonMobil is also evaluating LNG opportunities in Nigeria, Yemen, Venezuela and offshore Australia.

New business development

ExxonMobil will continue to identify, develop and secure viable commercial options for gas resources far from established markets. Examples include developing regional market opportunities for Qatar's giant North Field, planning a world-scale gas-to-liquids plant in Qatar and developing Qatar's domestic gas sales options.

Promising discussions continue with potential customers in the region for gas sales from the ExxonMobil-operated Sakhalin Island development off Russia's east coast.

ExxonMobil is also in discussions with the Malaysian national oil and gas company to evaluate the sale of gas from Indonesia's offshore Natuna gas field to Malaysia.

Process operator Tommy Watt checks equipment at the SAGE gas plant in St. Fergus, Scotland. The plant gathers and processes gas from North Sea facilities, including ExxonMobil's Beryl field, for transport to markets in the United Kingdom.

Downstream (Refining & Marketing)

Downstream earnings set record

Earnings	**$4.2 billion**
Return on average capital employed	**16 percent**
Capital expenditures	**$2.3 billion**
Petroleum product sales (barrels/day)	**8.0 million**
Refinery throughput (barrels/day)	**5.6 million**

ExxonMobil's downstream business comprises four global functional companies: Refining & Supply, Fuels Marketing, Lubricants & Petroleum Specialties, and Research & Engineering. These organizations acquire and process crude oil into high-quality products and market them to consumers and industry. The downstream organization also seeks the greatest value for ExxonMobil's crude oil production via internal processing or sale and by developing and applying leading-edge technology to its operations.



ExxonMobil's downstream businesses span the globe.

ExxonMobil Presence

Strategies

- ❑ Develop best-in-class cost and operating performance
- ❑ Capitalize on refining integration with chemicals and specialties businesses
- ❑ Become company and brands of choice
- ❑ Increase sales of high-value fuels, lubricants and specialty products
- ❑ Maximize total retail site earnings
- ❑ Optimize portfolio and invest selectively
- ❑ Rapidly develop and deploy leading-edge technology

Earnings


Billions of Dollars
5.0
4.0
3.0
2.0
1.0
0
99
00
01

2001 Results

Earnings improved by almost 24 percent, to a record $4.2 billion. Stronger United States refining margins more than offset a moderate decline in European margins and continued weak margins in Asia Pacific. Despite a challenging industry environment, fuels and lubricants marketing posted better earnings.

Earnings also reflected a relentless effort to continuously improve operating cost efficiencies and revenue enhancements. This effort contributed about $1.3 billion to pretax earnings.

Return on capital employed improved from 12 percent in 2000 to 16 percent.

Refining & Supply

ExxonMobil has ownership interests in 46 refineries in 26 countries, with a total effective capacity of 6.3 million barrels per day. We have an extensive transportation network of oil tankers, pipelines and terminals. Lubes refining capacity is 150 thousand barrels per day.

Highlights of the year:

Profit-improvement programs emphasizing self-help were implemented to maximize ExxonMobil's competitiveness. Operating cost efficiencies stemmed from improvements in energy use, maintenance, unit reliability and procurement costs. Asset productivity improved through steps to



No. 1 in Refining Capacity


ExxonMobil Compared With Leading Competitors
ExxonMobil = 100
100
80
60
40
20
0
XOM
No. 2
No. 3
No. 4

No. 1 in Retail Gasoline Volumes


ExxonMobil Compared With Leading Competitors
ExxonMobil = 100
100
80
60
40
20
0
XOM
No. 2
No. 3
No. 4

World's Leading Marketer of Finished Lubricants


ExxonMobil Compared With Leading Competitors
ExxonMobil = 100
100
80
60
40
20
0
XOM
No. 2
No. 3
No. 4



Baton Rouge engineer Todd Grubb points an infrared pyrometer toward the opening of a small inspection window to measure a furnace's internal temperature.

New Technology

Continuing Improvements

ExxonMobil's *SCANfining* process helps meet the increasing need to produce lower-sulfur motor gasolines.

It will be used to produce lower-sulfur gasoline by 2004 at five ExxonMobil North American refineries. A worldwide multi-functional team was charged with maximizing process and capital effectiveness. Their work brought about several important improvements, resulting in savings for the five units of $55 million per year in investment, reduced operating expenses and octane savings.

SCANfining technology has proven its competitiveness by being licensed to seven non-ExxonMobil refineries worldwide through year-end 2001.

reduce raw material costs, increase high-value product yields, increase unit throughputs and maximize capacity utilization.

Several major refinery upgrading projects were completed to improve competitiveness. In the United States, upgrades enabled the Baytown, Texas, and Chalmette, Louisiana, refineries to process more heavy, lower-cost crudes. In the Beaumont, Texas, refinery, a recently built hydrocracker now yields more gasoline from each barrel of oil. Improvements to the fluidized catalytic crackers at the Fawley (United Kingdom) and Campana (Argentina) refineries increased the production of higher-value products. In Europe, as a result of both facility and operating changes, lower-sulfur motor fuels are now being produced at ExxonMobil's refineries in Belgium, the United Kingdom, Germany, the Netherlands and Norway. At the Sriracha (Thailand) refinery, energy efficiency improved with the start-up of a new electric/steam cogeneration plant.

Integration projects at the Singapore and Port-Jerome Gravenchon (France) refineries will enhance the operations of former Exxon and former Mobil refineries and chemical plants. This effort will capture operating- and revenue-enhancement opportunities.

Advancing China Ventures

The development of major integrated refining, petrochemicals and fuels marketing ventures in south China passed key milestones.

The joint feasibility study for the Fujian integrated petroleum/petrochemical project was submitted to the State Development Planning Commission of the People's Republic of China. This project calls for tripling the size of the existing 80,000-barrel-per-day refinery and adding a new world-scale chemical manufacturing complex. A petroleum products marketing joint venture that will market products throughout Fujian Province is also planned to complement the expanded refinery. ExxonMobil will have a 25 percent interest in the manufacturing and marketing ventures.

The project proposal report for the Guangzhou refinery venture in Guangdong Province has been approved by the People's Republic of China. Work is under way to develop the joint feasibility study. This venture calls for expanding and improving the product mix for the existing refinery. Plans call for the expanded refinery to be complemented by a joint venture to market petroleum products throughout Guangdong Province. ExxonMobil will have a 50 percent interest in the manufacturing and marketing ventures.

Fuels Marketing

ExxonMobil markets gasoline and other fuels at almost 43 thousand service stations in 118 countries and has over one million industrial and wholesale customers around the globe. The company has aviation facilities in more than 700 airports in 80 countries. ExxonMobil Marine Fuels serves more than 300 ports in 70 countries.

Fuels Marketing earnings improved in 2001 because of stronger industry margins and continued operating cost efficiencies. Fuels Marketing leveraged its worldwide presence and implemented best-practice operating standards to deliver significant revenue enhancements and bottom-line cost reductions.

Highlights of the year:

The company expanded its successful *On the Run* convenience store concept. More than 250 new stores opened in Canada, the Caribbean, Central America, Chile, Egypt, New Zealand, Norway, Singapore, Switzerland and the United States.


EXXON
On the Run

On the Run stores offer time-saving choices and convenience to busy customers on the go.



ExxonMobil focused a significant share of its Fuels Marketing capital expenditures on standardized image upgrades of service stations globally. Over 2,000 sites were upgraded in 2001, with plans to continue this program in 2002. Facility enhancements and standardization of storefront components of the *Exxon*, *Esso* and *Mobil* brands significantly reduced upgrading costs while increasing the appeal of these sites to customers.

The alliance with Tesco, a premier grocery chain in the United Kingdom, expanded, with more than 55 sites at year-end and plans for more than 130 co-branded sites in 2002. Four *Esso/Tesco* co-branded sites are operating in Thailand. Further expansion is planned. The combination of *Esso*-branded fuels and *Tesco*-branded grocery stores has generated sales exceeding expectations. A similar format will be introduced in the Netherlands in 2002, following the formation of an alliance with the Dutch company Ahold, the world's third-largest grocery retailer.


Mobil
On the Run


66
Mobil 1
68
Mobil 1

Esso Express, ExxonMobil's unattended service station format, was rolled out in France and Belgium. The innovative format allows customers to refuel 24 hours a day, seven days a week, using advanced pay-at-the-pump technology.

The innovative *Speedpass* program, which allows customers to purchase fuel quickly with a small electronic transponder that activates the fuel pump and records payment, continues to broaden its reach. During 2001 the *Speedpass* program was expanded to nearly 2,900 *Exxon* and *Esso* sites in the U.S. and Canada. This is in addition to the more than 4,700 U.S. *Mobil* sites that accept *Speedpass*.

The Speedpass Network entered a new phase as more than 400 McDonald's restaurants in the greater Chicago area participated in a large-scale market test. McDonald's customers can use the same *Speedpass* transponder they already use at Exxon and Mobil locations. Customers simply order their menu items and wave their *Speedpass* transponders in front of the reader at the counter inside the restaurant or at the drive-through window. Speedpass Network, a venture of ExxonMobil, is focused on establishing *Speedpass* as the standard for cashless transactions by increasing the number of high-quality, nonfuels retailers accepting *Speedpass* as a customer payment and identification option.

ExxonMobil is the world's leading aviation fuels supplier. The aviation business further expanded its operations by entering international airports such as Jorge Chavez International Airport in Lima, Peru, where ExxonMobil was awarded a 20-year concession. ExxonMobil continued to expand its global Avitat network service for private aircraft with new business jet facilities in Toronto.


Speedpass
Today's way to pay
NOW use it here!
Free to get. Free to use.
Call 877-696-6245
or visit speedpass.com

***Speedpass* — making life a little easier — is currently being market-tested at more than 400 McDonald's restaurants in the Chicago area.**




ESSO
Mobil
1

Customers now have their choice of motor oils at ***Exxon*, *Esso* and *Mobil* service stations.**

Team Penske took first and second at the 2001 Indy 500 and, for the second year in a row, captured the 2001 CART FedEx series championship — using the same *Mobil 1* motor oil that motorists can buy.

Lubricants and Specialties

ExxonMobil retained its strong position as the world's leading marketer of finished lubricants and supplier of lube basestocks. With a full slate of passenger car, commercial, industrial, marine and aviation lubricants, sales far exceed our nearest competitor's. ExxonMobil's basestock capacity of 150 thousand barrels per day is more than double that of other international oil companies. Despite weak industry economic conditions, earnings significantly improved. Margins widened because of lower feedstock costs, reduced operating costs and increased sales of higher-valued products.

Focusing on profitable growth, ExxonMobil continued to streamline its supply chain and implement its brand strategy. Costs were reduced as ExxonMobil consolidated blend plants and trimmed product lines to more efficiently satisfy customer needs.

ExxonMobil's brand strategy is designed to more closely align our brands with what customers want and need. The *Mobil* brand, with its racing heritage and reputation for technological advancement, appeals to performance-seeking buyers. Customers who want high-quality lubricants, but who require only minimal technical support, value the reliability, quality and efficiency associated with the *Exxon* and *Esso* brands (*Esso*-branded products are sold outside the U.S.).

To serve customers more effectively, both brands are provided through a single point of contact. Today one unified sales force and a single distributor network offer both the *Exxon/Esso* and *Mobil* brands. This program was initially implemented in the U.S., and similar steps are under way in other parts of the world.

Sharper targeting of the *Exxon/Esso* and *Mobil* brands, through focused marketing programs, is aiding sales growth.

ExxonMobil extended its leadership in high-performance synthetics by increasing sales of *Mobil 1* with leading retailers such as Wal-Mart, by winning new supply contracts with Cadillac and Mercedes-Benz in North America and by implementing a joint marketing program with DaimlerChrysler in Germany.

Motorists and automotive original equipment manufacturers (OEMs) benefit from our participation in motor racing. ExxonMobil continued to participate in Formula 1, CART, Indy car and NASCAR racing. The extreme environments found in racing are ideal laboratories for developing and testing the advanced product technologies that ultimately benefit both motorists and OEMs.

Strengthening our relationships with key global OEMs, ExxonMobil implemented new partnerships with the makers of *Volvo* trucks and with Wärtsilä Corporation in 2001. Work with Caterpillar also delivered product-line enhancements and supported expansion into several new markets.

Harmonizing lubricant basestocks throughout our global network is nearing completion. A simplified basestock slate allows customers to enjoy reduced costs and supply availability from more sources.

The asphalt business realized strong earnings in 2001. ExxonMobil identified manufacturing efficiencies and new sales opportunities that are generating increased earnings.

Globally well positioned for growth

Earnings	**$0.9 billion**
Return on average capital employed	**6 percent**
Capital expenditures	**$0.9 billion**
Prime product sales (metric tons)	**25.8 million**

ExxonMobil Chemical performed well in a challenging environment.

The business saw higher feedstock and energy costs in North America early in the year as well as weak global demand and industry overcapacity.

The company's stability and earning power in a variety of market conditions come from its diverse portfolio of cyclical commodity chemicals and less-cyclical specialty businesses, a global market position, flexible feedstock supplies integrated with petroleum operations, and prudent cost management.

While earnings were below historical performance, the company was still among the leaders in return on capital employed. When economic growth resumes, ExxonMobil Chemical will be well positioned to capture a significant portion of the increasing demand for large-volume petrochemicals — ethylene, polyethylene, polypropylene, benzene and paraxylene.

Safety

The company's safety performance continues to be among the chemical industry's best. Twelve U.S. plants achieved the highest rating in a U.S. government program recognizing outstanding workplace safety and health practices.

ExxonMobil Chemical earned the Construction Industry Safety Excellence Award for its performance during the significant expansion of the Kemya joint venture on Saudi Arabia's east coast. Projects from 1998 through 2000 totaled 24.5 million work hours with no disabling injuries or unplanned disruptions to operating facilities. This is equivalent to 1,000 people working 12 years with no days missed because of injury.

Technology advantages

Researchers at the Baytown, Texas, technology center are developing ways to reduce the time to discover and improve polyolefin catalysts that will create tomorrow's new polymers. The company is the world's largest polyolefin supplier.

ExxonMobil is commercializing a new zeolite catalyst that allows the continued growth of a broad range of oxo alcohols for a variety of applications. The company is the world leader in zeolite catalysis.

The company's new research and development agreement with Basell will allow both companies to accelerate advances in metallocene polypropylene technology. The agreement includes licensing of each company's metallocene polypropylene patents to each other.

The company commercialized a new metallocene-based, very-low-density polyethylene under its *Exceed* brand. This new grade is a major product extension that increases the breadth of the company's metallocene product offerings.

The company also commercialized an enhanced-performance extrusion coating resin under the *Exxco* brand. This new linear polymer, made from proprietary *Exxpol* metallocene catalyst technology, is a cost-effective resin that offers exceptional sealing properties. It will provide our customers with an effective solution in food and liquid food packaging.

Plastics made from metallocene catalysts are tougher, stronger and cleaner than plastics made from conventional catalysts. The company's sales of metallocene-based products have grown by more than 50 percent per year since their commercialization in 1998.

New technologies are moving the company's oriented polypropylene films into new markets, replacing traditional metalized paper in flexible packaging and labels with new, durable synthetic plastic materials.

Licensing business grows

While ExxonMobil Chemical is a leader in developing cutting-edge proprietary technology, it also makes some of its technology available for license to customers worldwide.



The Singapore Chemical Plant manufactures a wide range of products, including polypropylene from this 315,000-ton-per-year unit.



ExxonMobil Chemical's largest synthetics plant is in Beaumont, Texas. The company is a leading manufacturer of synthetic base fluids and additive packages.



ExxonMobil Chemical began licensing its latest-generation technology for xylene isomerization, called *XyMax*. The process uses state-of-the-art catalyst technology to yield superior performance and broad operating flexibility.

The company signed the first commercial license in South Korea for its *PxMax* technology. A Yosu, Korea, facility will use the proprietary process to produce paraxylene and benzene.

A new ethylene plant being built by a Saudi Arabian petrochemical company will be the first grassroots cracker to use *Selective Cracking Optimum Recovery (SCORE)* technology. This is a combination of ExxonMobil Chemical and Halliburton KBR steam-cracking technologies.

Univation Technologies, a licensing joint venture, expanded its metallocene catalyst technology portfolio. It signed several cross-licensing agreements in 2001 for rights to metallocene patents and doubled the capacity of its metallocene catalyst manufacturing plant at Mont Belvieu, Texas.

Worldwide investments

New and expanded facilities completed during a record $5 billion investment program position the company for future earnings growth.

❑ A new steam cracker at the Kemya 50-50 joint-venture site in Saudi Arabia added ethylene and propylene production. This provides advantageous sources of feedstock for the upgraded linear low-density polyethylene unit and the new low-density polyethylene plant.

❑ Capacity doubled at the 50-50 joint-venture complex at Yanbu, Saudi Arabia. Additions included a second steam cracker, two new polyethylene lines, a polypropylene line and a new ethylene glycol plant. The site is now the world's largest polyethylene producer. Polypropylene is a new line for Yanpet's production slate. The facilities make the joint venture a competitive supplier to the Middle East, Europe and Asia.

❑ The world-scale Singapore Chemical Plant on Jurong Island is now supplying petrochemical products to the Asia Pacific region. The centerpiece is a steam cracker that produces ethylene, propylene and other products for several downstream chemical plants in and around Singapore. The facility also features a polyethylene plant, the largest single reactor plant of its type in the world; a polypropylene plant; an oxo alcohol plant; and a cogeneration unit that provides power to both the refinery and the chemical plant. The plant's polypropylene line is the world's largest. With a 40-year history in the polypropylene business, ExxonMobil Chemical is one of the few suppliers with production sites in the Americas, the Middle East, Europe and Asia Pacific.

❑ ExxonMobil Chemical acquired Basell's Lillebonne, France, polypropylene plant as well as a compounding plant that produces materials mainly used in the automotive and appliance markets.

Stimulating progress

Projects are under way to better position the company for the future.

❑ The Baytown, Texas, olefins plant is modifying existing facilities. A new ethylene steam-cracking furnace, with a design throughput 40 percent higher than the current furnaces at the



This machine manufactures a plastic film made from ExxonMobil Chemical polyethylene resins produced with proprietary catalyst technology.

plant, will be the largest of its kind at any ExxonMobil site worldwide.

❑ The company is expanding its halobutyl rubber capacity through plant modification at Baytown, Texas.

❑ Engineering is progressing on a project to add capacity for metallocene ethylene elastomer products in Baton Rouge, Louisiana. The facilities will increase existing plastomer capability and provide new capacity for metallocene ethylene propylene diene rubber. These polymers are used in products such as automotive seals, hoses and roof sheeting.

❑ A joint venture (ExxonMobil interest, 35 percent) in Antwerp, Belgium, is upgrading its naphtha steam-cracking capacity to increase production of valuable chemical products.

❑ The company will increase isopropyl alcohol production capacity at its Baton Rouge, Louisiana, facility to support continued growth in Latin America and Asia Pacific and a strong supply position in North America and Europe.

Strategies

❑ Continually reduce costs to achieve best-in-class performance

❑ Capture full benefits of integration across all ExxonMobil operations

❑ Focus on businesses that capitalize on core competencies

❑ Build proprietary technology positions

❑ Invest selectively in internationally advantaged projects

❑ The oriented polypropylene manufacturing plant in Shawnee, Oklahoma, is increasing annual capacity by 35 percent. A new 10-meter-wide orienter at the Brindisi, Italy, plant began operating in 2001, adding more than 20 thousand tons of annual capacity. ExxonMobil Chemical is the world's leading supplier of a full range of oriented polypropylene film for flexible packaging and labeling applications.

❑ The company is installing common operating and financial information computing systems to more efficiently manage the business globally.

❑ Opportunities to expand the company's presence in China are being evaluated through two proposed joint ventures in Fujian and Guangdong provinces to create world-scale integrated refinery and chemical plant sites.

❑ The company is poised to play a major role in developing petrochemical facilities as part of core ventures awarded in Saudi Arabia, an effort that will achieve integrated synergies with other ExxonMobil businesses.

Staying Ahead of the Competition


Percent Return on Capital Employed
12
10
8
6
4
2
0
XOM
Competitors
99
00
01

ExxonMobil vs. average of major petrochemical competitors

Regional Earnings


Billions of Dollars
1.5
1.2
.9
.6
.3
0
Non-U.S.
U.S.
99
00
01

The ExxonMobil complex on Jurong Island in Singapore integrates a world-class chemical plant with a modern fuels refinery.



Higher coal production and prices help offset lower prices for copper

Earnings	**$409 million**
Capital expenditures	**$196 million**
Return on capital employed	**12 percent**



Castle Peak Power Station has generation capacity of 4,108 megawatts, providing electric power to Hong Kong.

ExxonMobil's coal, minerals and power businesses achieved earnings of $409 million. Record coal production from continuing operations, along with higher coal prices, helped offset the impact of significantly lower copper prices. Results also included record electricity volumes and further reductions in unit operating costs.

Coal

ExxonMobil's share of coal production from continuing operations reached a record 12.6 million metric tons. At the Cerrejon mine in Colombia, recent infrastructure investments and improvements contributed to record production. Over the past three years, Cerrejon's production has increased by 25 percent. Higher production and coal prices in 2001 resulted in record earnings, cash flow and return on capital employed at Cerrejon.

Early in 2002, ExxonMobil agreed to sell its interest in Cerrejon to its joint-venture partners. The sale was consistent with ExxonMobil's asset management program, which seeks to ensure that maximum value is received from each operation.

Minerals

In Chile, copper production was slightly below the prior year's record volume. A significant decline in copper prices resulted in lower earnings. Production of higher-value copper anodes increased in 2001 with a full year of operations. Over the past three years, total fine copper production has increased by 17 percent.

Two projects at the Los Bronces mine in Chile to increase throughput and copper recovery progressed on schedule. When completed in 2002, the projects are expected to add 60 thousand metric tons of fine copper production annually.

Electric power

In China, where ExxonMobil has interests in electric generation facilities totaling 6,883 megawatts (MW), electricity generation and sales set a record. Demand increased in Hong Kong among commercial, government and domestic customers. Total sales to Hong Kong and Guangdong Province increased by 4 percent. Unit operating costs were reduced by 6 percent. Projects are being developed to enhance coal-handling facilities for further optimization of fuel usage and costs.

ExxonMobil has major cogeneration facilities at refineries, chemical plants and production sites. These facilities capture synergies with other operations to provide highly efficient power, which is used internally or sold.

Strategies

- Reduce operating costs
- Increase production by further optimizing base facilities and by investing selectively
- Develop opportunities in electric power generation that complement other ExxonMobil operations


Coal Production*
Millions of Metric Tons
13
12
11
10
9
99
00
01

*Excludes production from Australian mines that were sold


Copper Production
Thousands of Metric Tons
300
250
200
150
100
50
0
99
00
01


China Electricity Sales
Trillion Watt-Hours
30
25
20
15
10
5
0
99
00
01

Community Investments



Dr. Adel Girgis presents a bed net to a resident of Kome village in Chad. The company is funding efforts to combat malaria in five sub-Saharan countries in Africa.

Doing the exceptional

When private companies invest in communities, they often do exceptional things, ExxonMobil Chairman Lee Raymond told the Chicago Executives Club.

"We've built roads and schools, water lines and sewer systems, desalination plants, health clinics and community centers, and lots more," said Raymond.

For more than 100 years, ExxonMobil has invested not only in the infrastructure of the communities where it does business but also in social services and programs. From funding improvements in education to assisting with disaster relief and disease control, these investments have touched the lives of millions of people.

We make these investments partly because we believe they will help lead to more stable and prosperous communities around the world that, in turn, can provide opportunities for new jobs and business growth. We also give because we want a better way of life for our employees, their families and neighbors in the places where they live and work.

In 2001, ExxonMobil and affiliates contributed $126 million, including traditional contributions to nonprofit organizations, direct spending by the company on community-serving projects, and "social bonus" projects required under agreements with host governments. Some $84 million in contributions were made in the United States and $42 million in more than 75 other countries. The proportion of contributions outside the United States is on the rise, reflecting increased oil and gas development and related community spending in developing countries.

The company also encourages employees, retirees and their families to contribute their own time and money to nonprofit organizations. For example, through the company's Volunteer Involvement Program alone, more than 300 thousand hours of volunteer time were recorded in 2001.

ExxonMobil and its employees, retirees, dealers and distributors around the world responded generously after the terrorist attacks on September 11. They contributed $21 million to organizations assisting surviving families and children of those killed in the attacks on New York and Washington. ExxonMobil donated $5 million directly and matched employee contributions three to one.

The company also contributed nearly $600 thousand to earthquake relief efforts in El Salvador and India and to aid for flood victims



ExxonMobil is helping save tigers in Asia, endangered sea turtles in Costa Rica and Malaysia, and rare orchids growing along an oil pipeline easement in Australia.

in Houston following tropical storm Allison.

As ExxonMobil's oil and gas development in West Africa has grown, it has joined several initiatives to combat a resurgence in malaria infections. The disease, increasingly resistant to available drugs, kills more than 1 million people around the world every year, with 90 percent of those deaths occurring in Africa south of the Sahara. ExxonMobil is supporting accelerated development of new antimalarial drugs and vaccines through the Harvard Malaria Initiative and the Medicines for Malaria Venture. Company teams have also begun working with host governments and the Roll Back Malaria campaigns in five countries to distribute bed nets and medicines and to support preventive education.

In addition, ExxonMobil has pledged $1 million to support a new program in epidemiology and public health at the University of Texas Southwestern Medical Center in Dallas. The centerpiece will be a new pediatric asthma research effort that will evaluate how home and school environments may contribute to asthma and asthma-associated illnesses.

2001 marked the 25th anniversary of ExxonMobil's operation of a community health care services program for people living near the Arun gas field in Indonesia's Aceh Province. The Civic Mission Clinic cares for as many as 500 people a day, with at least 2 million having received superior health services since the program began in 1976.

In education, we teamed with the Houston Annenberg Challenge and Houston public schools to place math specialists in kindergarten through fifth-grade classrooms. The specialists — former teachers — help both students and teachers sharpen their math skills.

ExxonMobil joined in promoting the *Upromise* program to help build savings for future college students. We contribute a portion of each enrolled customer's fuel purchase to a college savings account.

ExxonMobil's contributions extend to the arts. The company sponsored a special summer exhibition of 17th-century Flemish masters at the Museum Boijmans Van Beuningen in Rotterdam, Netherlands. The exhibition featured some of Rubens's and Van Dyck's finest line art.

We also sponsored the 11th Van Cliburn International Piano Competition, a globally renowned musical event held every four years in Fort Worth, Texas. It attracted young pianists from 11 countries in quest of an opportunity to be named one of the world's best.

Tigers are beating the odds

Tigers in the Asian wild are surviving despite predictions less than 10 years ago that they would disappear by the year 2000.

A key reason for their survival is that several groups, including the Save The Tiger Fund, cosponsored by ExxonMobil and the National Fish and Wildlife Foundation, have invested in effective conservation projects.

Over the past three years, nearly 30 percent of the funding for tiger conservation worldwide has come from the Save The Tiger Fund. ExxonMobil has been the fund's largest contributor. Since the fund's founding in 1995, the company has contributed $9.2 million, with another $1.4 million coming from general public donations.

The focus has been to encourage and nurture partnerships among governments, conservationists and the scientific community. The fund has also helped develop local conservation leadership in Asia.

As a result, tiger populations have stabilized or even increased in many areas.



Dallas-area retirees (from left) Phyllis Schieber, Ron Jarvis, John Croft, Percy Borbin, Nancy Cappon and Ron Wolf helped support ExxonMobil's September 11 disaster relief campaign.

Financial Summary

Inside

Financial Highlights	29
Shareholder Information	30
Report of Independent Accountants	31
Summary of Accounting Policies and Practices	31
Summary Financial Statements	
– Statement of Income	32
– Balance Sheet	33
– Statement of Cash Flows	34
Volumes Summary	35
Reserves Summary	36
Exploration Success	36
Directors, Officers and Affiliated Companies	37, 38
Investor Information	Inside Back Cover

ExxonMobil is managed to enhance long-term shareholder value. Through the execution of long-standing, fundamental strategies that capitalize on our core strengths, the company achieves superior financial and operating results. We believe that ExxonMobil's 2001 results reflect our commitment to being the world's premier petroleum and petrochemical company.

Included in this Summary Annual Report are financial and operating highlights and summary financial statements. For complete financial statements, including notes, please refer to the proxy statement for ExxonMobil's 2002 annual meeting. The proxy statement also includes management's discussion and analysis of financial condition and results of operations. We also make information available on the ExxonMobil Web site, www.exxonmobil.com. The ExxonMobil Web site contains the proxy statement and other company publications, including ExxonMobil's 2001 Financial and Operating Review, which provides additional details about the company's global operations.

Superior Returns to Shareholders



Percent per Year
20
15
10
5
0
–5
–10
–15
1 Year
5 Years
10 Years
20 Years
30 Years
XOM
S&P 500

Industry-Leading Returns



Annual Return on Average Capital Employed
Percent
21
18
15
12
9
6
3
0
97
98
99
00
01
XOM
International Oil Group*

*Competitor data estimated for 2001

Financial Highlights

(billions of dollars unless stated otherwise)

Financial & Operating Highlights	2001	2000	1999	1998	1997
Total Revenue	213.5	232.7	185.5	169.6	201.7
Net Income	15.3	17.7	7.9	8.1	11.7
Cash Flow from Operations and Asset Sales	24.0	28.7	16.0	18.3	23.7
Capital and Exploration Expenditures	12.3	11.2	13.3	15.5	14.1
Exploration Expenditures	1.7	1.5	1.9	2.2	1.8
Cash Dividends to ExxonMobil Shareholders	6.3	6.1	5.9	5.8	5.8
Research and Development Costs	0.6	0.6	0.6	0.8	0.8
Depreciation and Depletion Expense	7.9	8.1	8.3	8.4	8.2
Cash and Cash Equivalents at Year End	6.5	7.1	1.7	2.4	5.0
Total Assets at Year End	143.2	149.0	144.5	139.3	143.8
Total Debt at Year End	10.8	13.4	19.0	17.0	17.2
Shareholders' Equity at Year End	73.2	70.8	63.5	62.1	63.1
Average Capital Employed	88.0	87.5	83.8	80.1	79.7
Regular Employees at Year End *(thousands)*	97.9	99.6	106.9	111.6	114.5

Financial Ratios / Indicators	2001	2000	1999	1998	1997
Earnings per Share – Assuming Dilution *(dollars)*	2.21	2.52	1.12	1.14	1.64
Return on Average Capital Employed *(percent)*	17.8	20.6	10.3	10.7	15.5
Debt to Capital *(percent)*	12.4	15.4	22.0	20.6	20.3
Net Debt to Capital *(net of all cash - percent)*	5.3	7.9	20.4	18.2	15.3

ExxonMobil's long-term debt securities are rated AAA by Standard & Poor's and Aaa by Moody's, the highest credit ratings used by the rating agencies.

Prior period per share amounts restated for the two-for-one stock split effective June 20, 2001.

	Earnings After Income Taxes			*Capital and Exploration Expenditures*			*Average Capital Employed*			*Return on Average Capital Employed*		
Business Profile	2001	2000	1999	2001	2000	1999	2001	2000	1999	2001	2000	1999
				(millions of dollars)						*(percent)*		
Upstream												
United States	3,932	4,545	1,842	2,418	1,859	1,729	12,900	12,804	12,660	30.5	35.5	14.5
Non-U.S.	6,497	7,824	4,044	6,345	5,040	6,661	25,037	26,235	26,203	25.9	29.8	15.4
Total	10,429	12,369	5,886	8,763	6,899	8,390	37,937	39,039	38,863	27.5	31.7	15.1
Downstream												
United States	1,924	1,561	577	961	1,077	905	7,711	7,976	8,354	25.0	19.6	6.9
Non-U.S.	2,303	1,857	650	1,361	1,541	1,496	18,610	19,756	19,679	12.4	9.4	3.3
Total	4,227	3,418	1,227	2,322	2,618	2,401	26,321	27,732	28,033	16.1	12.3	4.4
Chemicals												
United States	398	644	738	432	351	663	5,506	5,644	5,471	7.2	11.4	13.5
Non-U.S.	484	517	616	440	1,117	1,580	8,333	8,170	6,991	5.8	6.3	8.8
Total	882	1,161	1,354	872	1,468	2,243	13,839	13,814	12,462	6.4	8.4	10.9
Other Operations	489	551	426	285	163	249	3,721	3,992	4,242	13.1	13.8	10.0
Corporate and Financing	(222)	(589)	(514)	69	20	24	6,182	2,886	236			
Merger Expenses	(525)	(920)	(469)	–	–	–	–	–	–			
Gain from Required Asset Divestitures	40	1,730	–	–	–	–	–	–	–			
ExxonMobil Total	15,320	17,720	7,910	12,311	11,168	13,307	88,000	87,463	83,836	17.8	20.6	10.3

Shareholder Information

	2001	2000	1999	1998	1997
Net Income per Common Share *(dollars)*	2.23	2.55	1.14	1.15	1.66
Net Income per Common Share – Assuming Dilution *(dollars)*	2.21	2.52	1.12	1.14	1.64
Dividends per Common Share *(dollars)* (1)					
First Quarter	0.22	0.22	0.208	0.208	0.198
Second Quarter	0.23	0.22	0.208	0.208	0.204
Third Quarter	0.23	0.22	0.208	0.208	0.204
Fourth Quarter	0.23	0.22	0.220	0.209	0.204
Total	0.91	0.88	0.844	0.833	0.810
Number of Common Shares Outstanding *(millions)*					
Average	6,868	6,953	6,906	6,937	7,022
Average – Assuming Dilution	6,941	7,033	7,036	7,067	7,162
Year End	6,809	6,930	6,955	6,916	6,981
Annual Total Return to Shareholders *(percent)* (2)	(7.6)	10.2	12.5	22.4	28.3
Market Quotations for Common Stock *(dollars)* (3)					
High	45.84	47.72	43.63	38.66	33.63
Low	35.01	34.94	32.16	28.31	24.13
Average Daily Close	41.29	41.42	38.40	34.60	29.35
Year-end Close	39.30	43.47	40.28	36.57	30.59
Market Valuation at Year End *(millions of dollars)*	267,577	301,239	280,150	245,536	206,891

Prior period per share amounts restated for the two-for-one stock split effective June 20, 2001.

(1) Dividends per common share for 1997 through 1999 reflect the sum of the dividends paid by Exxon and Mobil divided by the number of shares that would have been outstanding for the periods, after adjusting the Mobil shares for the exchange ratio of 1.32015 shares of ExxonMobil common stock.

(2) Total return to shareholders is the appreciation of the stock price over a year plus the value of the dividends, with dividend reinvestment, and excluding trading commissions and taxes.

(3) Market quotations for common stock reflect Exxon share prices through November 30, 1999, the effective date of the merger, and ExxonMobil share prices thereafter.

Annual Dividend Payments Increased for 19th Consecutive Year



Dollars per Share
$1.00
0.80
0.60
0.40
0.20
0.00
XOM Dividend Payments
82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01

Superior Long-Term Shareholder Returns



Value of $100 Invested in 1981
$3,000
2,500
2,000
1,500
1,000
500
0
XOM
S&P 500
81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01

Report of Independent Accountants

PRICEWATERHOUSECOOPERS

Dallas, Texas
February 27, 2002

To the Shareholders of Exxon Mobil Corporation

In our report dated February 27, 2002, we express an unqualified opinion on the consolidated financial statements of Exxon Mobil Corporation and its subsidiary companies as of December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, appearing in Appendix A to the proxy statement for the 2002 annual meeting of shareholders of the Corporation (which statements are not presented herein). In our opinion, the information set forth in the accompanying summary balance sheets as of December 31, 2001 and 2000, and the related summary statement of income and cash flows for each of the three years in the period ended December 31, 2001, is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

PricewaterhouseCoopers LLP

Summary of Accounting Policies and Practices

The corporation's accounting and financial reporting fairly reflect its straightforward business model involving the extracting, refining and marketing of hydrocarbons and hydrocarbon-based products. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

The summary financial statements include the accounts of those significant subsidiaries owned directly or indirectly with more than 50 percent of the voting rights held by the corporation, and for which other shareholders do not possess the right to participate in significant management decisions.

Revenues associated with sales of crude oil, natural gas, petroleum and chemical products and all other items are recorded when title passes to the customer.

The corporation makes limited use of derivative instruments to offset its economic exposures associated with interest rates, foreign currency exchange rates and hydrocarbon prices. Derivative instruments are recorded at fair value and gains and losses arising from changes in fair value of those instruments are recorded in income. All derivatives activity is immaterial.

Inventories of crude oil, products and merchandise are carried at the lower of current market value or cost (generally determined under the last-in, first-out method — LIFO). Inventories of materials and supplies are valued at cost or less.

The corporation's exploration and production activities are accounted for under the "successful efforts" method. Depreciation, depletion and amortization, based on cost less estimated salvage value of the asset, are primarily determined under either the unit-of-production method or the straight-line method. Unit-of-production rates are based on oil, gas and other mineral reserves estimated to be recoverable from existing facilities. The straight-line method is based on estimated asset service life taking obsolescence into consideration.

Environmental conservation liabilities are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated. Site restoration costs that may be incurred at the end of the operating life of certain facilities and properties are accrued ratably over the asset's productive life.

The "functional currency" for translating the accounts of the majority of downstream and chemical operations outside the U.S. is the local currency. Local currency is also used for upstream operations that are relatively self-contained and integrated within a particular country. The U.S. dollar is used for operations in highly inflationary economies and certain other countries.

Claims for substantial amounts have been made against ExxonMobil and certain of its consolidated subsidiaries in pending lawsuits. For further information on litigation and other contingencies, see note 17 on page A32 of ExxonMobil's 2002 Proxy Statement.

On November 30, 1999, Exxon Corporation merged with Mobil Corporation. Approximately 1.0 billion shares of ExxonMobil common stock were issued in exchange for all the outstanding shares of Mobil common stock based on an exchange ratio of 1.32015. The merger was accounted for as a pooling of interests.

Further information on the corporation's accounting policies and practices can be found in ExxonMobil's 2002 Proxy Statement on pages A11-A13 (Critical Accounting Policies) and on pages A19-A20 (note 1 to the Financial Statements).

Summary Statement of Income

	2001	2000	1999
		(millions of dollars)	
Revenue			
Sales and other operating revenue, including excise taxes	209,417	228,439	182,529
Earnings from equity interests and other revenue	4,071	4,309	2,998
Total revenue	213,488	232,748	185,527
Costs and other deductions			
Crude oil and product purchases	92,286	108,951	77,011
Operating expenses	18,170	18,135	16,806
Selling, general and administrative expenses	12,900	12,044	13,134
Depreciation and depletion	7,944	8,130	8,304
Exploration expenses, including dry holes	1,175	936	1,246
Merger related expenses	748	1,406	625
Interest expense	293	589	695
Excise taxes	21,907	22,356	21,646
Other taxes and duties	33,377	32,708	34,765
Income applicable to minority and preferred interests	569	412	145
Total costs and other deductions	189,369	205,667	174,377
Income before income taxes	24,119	27,081	11,150
Income taxes	9,014	11,091	3,240
Income before extraordinary item	15,105	15,990	7,910
Extraordinary gain, net of income tax	215	1,730	–
Net income	15,320	17,720	7,910
Net income per common share *(dollars)*			
Before extraordinary item	2.20	2.30	1.14
Extraordinary gain, net of income tax	0.03	0.25	–
Net income	2.23	2.55	1.14
Net income per common share – assuming dilution *(dollars)*			
Before extraordinary item	2.18	2.27	1.12
Extraordinary gain, net of income tax	0.03	0.25	–
Net income	2.21	2.52	1.12

The information in the Summary Statement of Income shown above is a replication of the information in the Consolidated Statement of Income in ExxonMobil's 2002 Proxy Statement. For complete consolidated financial statements, including notes, please refer to pages A15 through A36 of ExxonMobil's 2002 Proxy Statement. See also management's discussion and analysis of financial condition and results of operations and other information on pages A2 through A14 of the 2002 Proxy Statement.

Summary Balance Sheet

	Dec. 31 2001	Dec. 31 2000
Assets	*(millions of dollars)*	
Current assets		
Cash and cash equivalents	6,547	7,080
Notes and accounts receivable, less estimated doubtful amounts	19,549	22,996
Inventories		
Crude oil, products and merchandise	6,743	7,244
Materials and supplies	1,161	1,060
Prepaid taxes and expenses	1,681	2,019
Total current assets	35,681	40,399
Investments and advances	10,768	12,618
Property, plant and equipment, at cost, less accumulated depreciation and depletion	89,602	89,829
Other assets, including intangibles, net	7,123	6,154
Total assets	143,174	149,000
Liabilities		
Current liabilities		
Notes and loans payable	3,703	6,161
Accounts payable and accrued liabilities	22,862	26,755
Income taxes payable	3,549	5,275
Total current liabilities	30,114	38,191
Long-term debt	7,099	7,280
Annuity reserves and accrued liabilities	12,475	11,934
Deferred income tax liabilities	16,359	16,442
Deferred credits	1,141	1,166
Equity of minority and preferred shareholders in affiliated companies	2,825	3,230
Total liabilities	70,013	78,243
Shareholders' equity		
Benefit plan related balances	(159)	(235)
Common stock without par value (9,000 million shares authorized)	3,789	3,661
Earnings reinvested	95,718	86,652
Accumulated other nonowner changes in equity		
Cumulative foreign exchange translation adjustment	(5,947)	(4,862)
Minimum pension liability adjustment	(535)	(310)
Unrealized gains/(losses) on stock investments	(108)	(17)
Common stock held in treasury (1,210 million shares in 2001 and 1,089 million shares in 2000)	(19,597)	(14,132)
Total shareholders' equity	73,161	70,757
Total liabilities and shareholders' equity	143,174	149,000

The information in the Summary Balance Sheet shown above is a replication of the information in the Consolidated Balance Sheet in ExxonMobil's 2002 Proxy Statement. For complete consolidated financial statements, including notes, please refer to pages A15 through A36 of ExxonMobil's 2002 Proxy Statement. See also management's discussion and analysis of financial condition and results of operations and other information on pages A2 through A14 of the 2002 Proxy Statement.

Summary Statement of Cash Flows

	2001	2000	1999
		(millions of dollars)	
Cash flows from operating activities			
Net income			
Accruing to ExxonMobil shareholders	15,320	17,720	7,910
Accruing to minority and preferred interests	569	412	145
Adjustments for non-cash transactions			
Depreciation and depletion	7,944	8,130	8,304
Deferred income tax charges/(credits)	650	10	(1,439)
Annuity and accrued liability provisions	498	(662)	412
Dividends received greater than/(less than) equity in current earnings of equity companies	78	(387)	146
Extraordinary gain, before income tax	(194)	(2,038)	–
Changes in operational working capital, excluding cash and debt			
Reduction/(increase) – Notes and accounts receivable	3,062	(4,832)	(3,478)
– Inventories	154	(297)	50
– Prepaid taxes and expenses	118	(204)	177
Increase/(reduction) – Accounts and other payables	(5,103)	5,411	3,046
All other items – net	(207)	(326)	(260)
Net cash provided by operating activities	22,889	22,937	15,013
Cash flows from investing activities			
Additions to property, plant and equipment	(9,989)	(8,446)	(10,849)
Sales of subsidiaries, investments and property, plant and equipment	1,078	5,770	972
Additional investments and advances	(1,035)	(1,648)	(1,476)
Collection of advances	1,735	985	387
Additions to other marketable securities	–	(41)	(61)
Sales of other marketable securities	–	82	42
Net cash used in investing activities	(8,211)	(3,298)	(10,985)
Net cash generation before financing activities	14,678	19,639	4,028
Cash flows from financing activities			
Additions to long-term debt	547	238	454
Reductions in long-term debt	(506)	(901)	(341)
Additions to short-term debt	705	500	1,870
Reductions in short-term debt	(1,212)	(2,413)	(2,359)
Additions/(reductions) in debt with less than 90 day maturity	(2,306)	(3,129)	2,210
Cash dividends to ExxonMobil shareholders	(6,254)	(6,123)	(5,872)
Cash dividends to minority interests	(194)	(251)	(219)
Changes in minority interests and sales/(purchases) of affiliate stock	(401)	(227)	(200)
Common stock acquired	(5,721)	(2,352)	(670)
Common stock sold	301	493	348
Net cash used in financing activities	(15,041)	(14,165)	(4,779)
Effects of exchange rate changes on cash	(170)	(82)	53
Increase/(decrease) in cash and cash equivalents	(533)	5,392	(698)
Cash and cash equivalents at beginning of year	7,080	1,688	2,386
Cash and cash equivalents at end of year	6,547	7,080	1,688

The information in the Summary Statement of Cash Flows shown above is a replication of the information in the Consolidated Statement of Cash Flows in ExxonMobil's 2002 Proxy Statement. For complete consolidated financial statements, including notes, please refer to pages A15 through A36 of ExxonMobil's 2002 Proxy Statement. See also management's discussion and analysis of financial condition and results of operations and other information on pages A2 through A14 of the 2002 Proxy Statement.

	2001	2000	1999	1998	1997
Net Production of Crude Oil and Natural Gas Liquids			*(thousands of barrels per day)*		
United States	712	733	729	745	803
Non-U.S.	1,830	1,820	1,788	1,757	1,724
Worldwide Total	2,542	2,553	2,517	2,502	2,527
Net Natural Gas Production Available For Sale			*(millions of cubic feet per day)*		
United States	2,598	2,856	2,871	3,140	3,223
Non-U.S.	7,681	7,487	7,437	7,477	7,671
Worldwide Total	10,279	10,343	10,308	10,617	10,894
Refinery Throughput			*(thousands of barrels per day)*		
United States	1,840	1,862	1,930	1,919	2,026
Non-U.S.	3,731	3,780	4,047	4,174	4,208
Worldwide Total	5,571	5,642	5,977	6,093	6,234
Petroleum Product Sales					
United States	2,751	2,669	2,918	2,804	2,777
Non-U.S.	5,220	5,324	5,969	6,069	5,996
Worldwide Total	7,971	7,993	8,887	8,873	8,773
Gasoline, Naphthas	3,165	3,122	3,428	3,417	3,317
Heating Oils, Kerosene, Diesel	2,389	2,373	2,658	2,689	2,725
Aviation Fuels	721	749	813	774	753
Heavy Fuels	668	694	706	765	744
Specialty Products	1,028	1,055	1,282	1,228	1,234
Worldwide Total	7,971	7,993	8,887	8,873	8,773
Chemical Prime Product Sales			*(thousands of metric tons)*		
United States	11,078	11,736	11,719	11,231	11,087
Non-U.S.	14,702	13,901	13,564	12,397	12,751
Worldwide Total	25,780	25,637	25,283	23,628	23,838
			(millions of metric tons)		
Coal Production	13	17	17	15	15
			(thousands of metric tons)		
Copper Production	252	254	248	216	205

Functional and Geographic Diversity – A Core Strength of ExxonMobil

Relative Contribution in 2001 by Functional and Geographic Areas – Percent



42
36
49
48
Americas
22
4
5
2
Africa / Other
26
45
26
24
Europe
10
15
20
26
Asia Pacific
Crude and Natural Gas Liquids Production
Natural Gas Production Available for Sale
Petroleum Product Sales Volumes
Chemical Product Sales Volumes

ExxonMobil operates in almost 200 countries and territories around the world. The company's global reach, scale, and functional and geographic diversity are core strengths. The colored bars above represent the percentage of ExxonMobil's crude and natural gas liquids production, natural gas production, petroleum product sales, and chemical product sales in each of the regions shown.

Reserves Summary

	2001	2000	1999	1998	1997
Crude Oil and Natural Gas Liquids	*(millions of barrels at year end)*				
Net Proved Developed and Undeveloped Reserves					
United States	3,494	3,480	3,285	3,381	3,312
Canada *	1,277	1,330	1,355	1,154	1,228
Europe	1,503	1,591	1,797	1,747	1,915
Asia Pacific	622	690	715	786	838
Africa	2,461	2,384	2,024	1,821	1,341
Other Non-U.S.	2,134	2,086	2,084	2,064	1,645
Worldwide Total *	11,491	11,561	11,260	10,953	10,279
Natural Gas	*(billions of cubic feet at year end)*				
Net Proved Developed and Undeveloped Reserves					
United States	12,924	13,296	13,227	13,224	13,620
Canada	3,183	3,516	3,387	3,489	3,352
Europe	25,252	26,017	26,454	27,071	27,793
Asia Pacific	8,301	8,546	9,358	9,998	10,311
Africa	379	375	171	113	2
Other Non-U.S.	5,907	4,116	4,199	4,111	4,007
Worldwide Total	55,946	55,866	56,796	58,006	59,085
Proved Reserves Replacement Ratio *(percent)* *(excluding tar sands and excluding asset sales)*	98	110	108	134	127
Proved Reserves Replacement Ratio *(percent)* *(including tar sands and excluding asset sales)*	111	112	106	132	138

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. In some cases, substantial new investments in additional wells and related facilities will be required to recover these proved reserves.

Proved reserves include 100 percent of each majority owned affiliate's participation in proved reserves and ExxonMobil's ownership percentage of the proved reserves of equity companies, but exclude royalties and quantities due others. Gas reserves exclude the gaseous equivalent of liquids expected to be removed from the gas on leases, at field facilities and at gas processing plants. These liquids are included in net proved reserves of crude oil and natural gas liquids.

*Information on Canadian tar sands proven reserves is not included in the tabular volumes above because the U.S. Securities and Exchange Commission regulations define these reserves as mining related and not a part of conventional liquids reserves. ExxonMobil views these reserves and their development as an integral part of total upstream operations. Canadian tar sands reserves, not included in the tabular data above, totaled 821 million barrels at year-end 2001, 610 million barrels at year-end 2000, 577 million barrels at year-end 1999, 597 million barrels at year-end 1998, and 616 million barrels at year-end 1997.

Exploration Success Fueling Profitable Growth

Major Resource Additions in 2001


Locations

Technology Reducing ExxonMobil's Finding Costs


Dollars per Oil-Equivalent Barrel
$4
3
2
1
0
1980s
Early 1990s
Late 1990s
2000
2001

ExxonMobil had continued exploration success in 2001, participating in a number of significant discoveries. Discoveries at Kashagan in Kazakhstan, at Itau in Bolivia, on the Northwest Shelf of Australia, at Bonga Southwest in Nigeria, and on Block 15 in Angola enabled ExxonMobil to grow its industry-leading resource base to 72 billion oil-equivalent barrels. Finding costs in 2001 were 66 cents per oil-equivalent barrel. Note that terms such as "resources," "resource base," "recoverable hydrocarbons," and similar terms used in this report include quantities of oil and gas that are not yet classified as proved reserves, but which ExxonMobil believes will likely be moved into the proved reserves category and produced in the future.

Directors, Officers and Affiliated Companies



First row: Philip E. Lippincott, James R. Houghton, Marilyn Carlson Nelson, Lee R. Raymond, Helene L. Kaplan, Reatha Clark King, William R. Howell.
Second row: Harry J. Longwell, Donald V. Fites, Walter V. Shipley, René Dahan, Michael J. Boskin, William T. Esrey.

Directors

Michael J. Boskin . . . . *T.M. Friedman Professor of Economics and Senior Fellow*, Hoover Institution, Stanford University

René Dahan . . . . . . *Executive Vice President*

William T. Esrey . . . . *Chairman and Chief Executive Officer*, Sprint Corporation [global communications company integrating long distance, local and wireless communications services and one of the world's largest carriers of Internet traffic]

Donald V. Fites . . . . . *Former Chairman and Chief Executive Officer*, Caterpillar Inc. [manufacturer of heavy machinery]

James R. Houghton . . . *Chairman of the Board*, Corning Incorporated [communications, advanced materials and display products]

William R. Howell . . . . *Chairman Emeritus*, J.C. Penney Company, Inc. [department store and catalog chain]

Helene L. Kaplan . . . . *Of Counsel*, Skadden, Arps, Slate, Meagher & Flom LLP [law firm]

Reatha Clark King . . . . *President and Executive Director*, General Mills Foundation; *Vice President*, General Mills, Inc. [manufacturer and marketer of consumer food products]

Philip E. Lippincott . . . *Retired Chairman of the Board*, Campbell Soup Company [global manufacturer and marketer of high-quality, branded convenience food products]; *Retired Chairman and Chief Executive Officer*, Scott Paper Company [sanitary paper, printing and publishing papers and forestry operations]

Harry J. Longwell . . . . *Executive Vice President*

Marilyn Carlson Nelson . . *Chairman and Chief Executive Officer*, Carlson Companies, Inc.; *Co-Chair*, Carlson Holdings, Inc. [travel, hotels, restaurants and marketing services]

Lee R. Raymond . . . . *Chairman of the Board of Directors and Chief Executive Officer*

Walter V. Shipley . . . . *Retired Chairman of the Board*, The Chase Manhattan Corporation and The Chase Manhattan Bank [banking and finance]

Standing Committees of the Board

Board Audit Committee	J.R. Houghton *(Chairman)*, W.T. Esrey, W.R. Howell, H.L. Kaplan, R.C. King, M.C. Nelson
Board Advisory Committee on Contributions	M.J. Boskin *(Chairman)*, W.T. Esrey, H.L. Kaplan, R.C. King, P.E. Lippincott, M.C. Nelson
Board Affairs Committee	M.C. Nelson *(Chairman)*, D.V. Fites, W.R. Howell, P.E. Lippincott, W.V. Shipley
Board Compensation Committee	W.R. Howell *(Chairman)*, M.J. Boskin, W.T. Esrey, J.R. Houghton, R.C. King
Finance Committee	L.R. Raymond *(Chairman)*, M.J. Boskin, D.V. Fites, J.R. Houghton, W.V. Shipley
Public Issues Committee	P.E. Lippincott *(Chairman)*, D.V. Fites, H.L. Kaplan, W.V. Shipley
Executive Committee	L.R. Raymond *(Chairman)*, J.R. Houghton, W.R. Howell, P.E. Lippincott, M.C. Nelson

Officers

L.R. Raymond	*Chairman of the Board**
R. Dahan	*Executive Vice President**
H.J. Longwell	*Executive Vice President**
E.G. Galante	*Senior Vice President**
R.W. Tillerson	*Senior Vice President**
L.J. Cavanaugh	*Vice President-Human Resources*
K.P. Cohen	*Vice President-Public Affairs*
H.R. Cramer	*Vice President**
D.D. Humphreys	*Vice President and Controller**
G.L. Kohlenberger	*Vice President**
K.T. Koonce	*Vice President**
C.W. Matthews	*Vice President and General Counsel**
S.R. McGill	*Vice President**
J.T. McMillan	*Vice President**
P.T. Mulva	*Vice President-Investor Relations and Secretary**
F.A. Risch	*Vice President and Treasurer**
J.J. Rouse	*Vice President-Washington Office*
D.S. Sanders	*Vice President**
J.S. Simon	*Vice President**
F.B. Sprow	*Vice President-Safety, Health and Environment*
P.E. Sullivan	*Vice President and General Tax Counsel**
J.L. Thompson	*Vice President**

Functional and Service Organizations

Upstream

J.L. Thompson	*President, ExxonMobil Exploration Company**
M.E. Foster	*President, ExxonMobil Development Company**
K.T. Koonce	*President, ExxonMobil Production Company**
S.R. McGill	*President, ExxonMobil Gas Marketing Company**
S.M. Cassiani	*President, ExxonMobil Upstream Research Company* *President, ExxonMobil Upstream Technical Computing Company*

Downstream

J.S. Simon	*President, ExxonMobil Refining & Supply Company**
H.R. Cramer	*President, ExxonMobil Fuels Marketing Company**
G.L. Kohlenberger	*President, ExxonMobil Lubricants & Petroleum Specialties Company**
W.R.K. Innes	*President, ExxonMobil Research and Engineering Company*

Chemical

D.S. Sanders	*President, ExxonMobil Chemical Company**

Other

R.B. Peterson	*Chairman of the Board, Imperial Oil Limited*
J.T. McMillan	*President, ExxonMobil Coal and Minerals Company**
S.J. Glass, Jr.	*President, ExxonMobil Global Services Company*

**Required to file reports under Section 16 of the Securities Exchange Act of 1934.*

ExxonMobil offers its shareholders a wide range of services and several ways to access important company information.

ExxonMobil on the Internet

A Quick, Easy Way to Get Information about ExxonMobil

ExxonMobil company publications and important shareholder information are available on our Web site at www.exxonmobil.com

Your Online Source For:

- Shareholder Publications
- Current Stock Price
- Dividend Information
- Contact Information
- Shareholder Investment Program
- Press Releases


ExxonMobil
Mobil

Shareholder Services

Shareholder inquiries should be addressed to ExxonMobil Shareholder Services at EquiServe Trust Company, N.A., ExxonMobil's transfer agent:

ExxonMobil Shareholder Services
P.O. Box 43008
Providence, RI 02940-3008

1-800-252-1800
(Within the continental U.S.)

1-781-575-2058
(Outside the continental U.S.)

An automated voice response system is available 24 hours a day, 7 days a week. Service representatives are available during normal business hours.

Registered shareholders can access information about their ExxonMobil stock accounts via the Internet at www.equiserve.com.

Electronic Payment of Dividends

Shareholders may have their dividends deposited directly into their bank accounts. If you'd like to elect this option, go to www.equiserve.com or call or write ExxonMobil Shareholder Services for an authorization form.

Shareholder Investment Program

ExxonMobil's Shareholder Investment Program (SIP) allows participants to purchase ExxonMobil stock and reinvest dividends directly without contacting a broker. You do not have to be a shareholder to enroll. For more information and a prospectus, go to www.exxonmobil.com or call or write ExxonMobil Shareholder Services. We currently expect to purchase all SIP shares in the open market. As a result, ExxonMobil will receive no proceeds.

Duplicate Annual Reports

Shareholders may eliminate duplicate report mailings by marking their proxy card or by calling or writing ExxonMobil Shareholder Services.

ExxonMobil Publications

The publications listed below, some of which can be found on our Web site at www.exxonmobil.com, are available without charge to shareholders. Requests for printed copies should be directed to ExxonMobil Shareholder Services.

2001 ExxonMobil Summary Annual Report

2001 Annual Report on Form 10-K

2001 Financial and Operating Review, a report on ExxonMobil's strategies and results

ExxonMobil Corporate Citizenship Report 2001

Global Capabilities for the 21st Century

ExxonMobil Perspectives, a business update for shareholders

The Lamp, a quarterly shareholder magazine with news and features about ExxonMobil's worldwide activities

Deepwater Solutions, a brochure highlighting ExxonMobil's exploration/production technology

General Information Addresses

Corporate Headquarters
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Shareholder Relations
Exxon Mobil Corporation
P.O. Box 140369
Irving, TX 75014-0369

Market Information

The New York Stock Exchange is the principal exchange on which Exxon Mobil Corporation common stock (symbol XOM) is traded.

Beneficial Shareholders

Shareholders whose stock is held by banks or brokerage firms and who are not currently receiving but wish to receive *ExxonMobil Perspectives* and *The Lamp* may write or call ExxonMobil Shareholder Services.

Annual Meeting

The 2002 Annual Meeting of Shareholders will be held at 9:30 a.m. Central time on Wednesday, May 29, at:

The Morton H. Meyerson Symphony Center
2301 Flora Street
Dallas, Texas 75201

The meeting will be audiocast live on the Internet. Instructions for listening to this audiocast will be available on our Web site, www.exxonmobil.com, approximately one week prior to the event.

Exxon Mobil Corporation has numerous affiliates, many with names that include *ExxonMobil*, *Exxon*, *Esso* and *Mobil*. For convenience and simplicity, those terms and terms like *corporation*, *company*, *our*, *we* and *its* are sometimes used as abbreviated references to specific affiliates or affiliate groups. Abbreviated references describing global or regional operational organizations and global or regional business lines are also sometimes used for convenience and simplicity. Similarly, ExxonMobil has business relationships with thousands of customers, suppliers, governments, and others. For convenience and simplicity, words like *venture*, *joint venture*, *partnership*, *co-venturer*, and *partner* are used to indicate business relationships involving common activities and interests, and those words may not indicate precise legal relationships. The following are trademarks, service marks or proprietary process names of ExxonMobil: *Esso*, *Esso Express*, *Exxco*, *Exxon*, *Exxpol*, *Mobil*, *Mobil 1*, *On the Run*, *PxMax*, *SCANfining*, *Speedpass*, *Stellar* and *XyMax*. *McDonald's* is the trademark of McDonald's Corporation. *SCORE* is the trademark of Kellogg Brown & Root, Inc. *Tesco* is a registered trademark of Tesco Stores Limited. *Volvo* is the trademark of Volvo Trademark Holding AB. *Upromise* is a trademark of Upromise, Inc.

ExxonMobil
5959 Las Colinas Boulevard • Irving, Texas 75039-2298
Internet Web site: http://www.exxonmobil.com

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